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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                   FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
         SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            TOTAL ENTERTAINMENT INC.
       (Exact Name of Small Business Issuer as Specified in Its Charter)

                               ----------------

                INDIANA                                35-1504940
    (State or Other Jurisdiction of                 (I.R.S. Employer
     Incorporation or Organization)               Identification No.)

 1411 Peel Street, Suite 500, Montreal,                 H3A 1S5
             Quebec, Canada                            (Zip Code)
    (Address of Principal Executive
                Offices)

                                 (514) 842-6999
                          (Issuer's telephone number)

                               ----------------

       Securities to be registered pursuant to Section 12(b) of the Act:

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             Title of Each Class                     Name of Each Exchange on
             to be so Registered               Which Each Class is to be Registered
             -------------------               ------------------------------------
                     None                                      None

          Securities to be registered under Section 12(g) of the Act:

                    Common Stock, Par Value $.001 Per Share
                                (Title of Class)

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                               TABLE OF CONTENTS

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PART I....................................................................    1
  ITEM 1. DESCRIPTION OF BUSINESS.........................................    1
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.......    7
  ITEM 3. DESCRIPTION OF PROPERTY.........................................   10
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..   11
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS....   12
  ITEM 6. EXECUTIVE COMPENSATION..........................................   14
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................   15
  ITEM 8. DESCRIPTION OF SECURITIES.......................................   16
PART II...................................................................   17
  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
        AND OTHER SHAREHOLDER MATTERS.....................................   17
  ITEM 2. LEGAL PROCEEDINGS...............................................   17
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...................   18
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.........................   18
  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................   19
PART F/S..................................................................  F-1
PART III..................................................................  iii
  ITEM 1. INDEX TO EXHIBITS...............................................  iii

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                                     PART I

   Statements contained in this registration statement that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, without limitation, those detailed in ITEM 1-- "DESCRIPTION OF BUSINESS" and
ITEM 2-- "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" below.

Item 1. Description of Business

Overview

   Total Entertainment Inc. (the "Company") is a holding company, which through its two wholly-owned subsidiaries, Intercapital Global Fund, Ltd., an Antiguan corporation ("Intercapital Global"), and Total Entertainment Canada, Ltd., a Quebec corporation ("TE Canada"), owns and operates interactive software-based games of chance and sports wagering facilities which are offered as an online service accessible world-wide through the Internet.

   Intercapital Global, based in The Bahamas, is the owner and operator of several Internet casino Web sites (collectively, the "Online Casinos"), including the site located at www.theonlinecasino.com, also known as "The Online Casino & Sportsbook". Intercapital Global licenses the casino gaming and sportsbook software and the electronic commerce (e-cash) and transaction processing software utilized by the Online Casinos from Atlantic International Entertainment Ltd, a Florida corporation ("Atlantic"). Intercapital Global earns income through profits associated with the wagering activities of its Online Casino users.

   TE Canada, based in Montreal, Canada, provides Intercapital Global with technical support, customer support and general administrative services.

   The Company's shares of common stock, par value $.001 per share (the "Common Stock"), currently trade on the Nasdaq over-the-counter bulletin board market (OTCBB) under the symbol TTLN. Unless otherwise indicated, all descriptions herein of the business of the Company shall also be deemed to include the business of the Company's wholly-owned subsidiaries, Intercapital Global and TE Canada.

Products and Services

   Intercapital Global operates Online Casinos located at www.theonlinecasino.com and www.slotsvegas.com ("Slotsvegas"), as well as its bingo site located at www.bingonthenet.com and its three Asian oriented sites located at www.dragongaming.com, www.theluckydragoncasino.com, and www.dragonbet.com (collectively, the "Asian Sites"). The Slotsvegas site is 50% owned by the Company; the other sites are wholly-owned.

   The Online Casino games use software technology that provides enhanced sound and graphics, and allows real time interactivity within a user's own web browser. A customer has the option of loading and playing casino games through their web browser with no downloading, or a customer may download either the entire web site or individual games in order to achieve faster play. Once the necessary software has been downloaded, a customer is required to provide certain personal and financial information, including a user name and password, in order to open an account. A person need not open an account in order to browse the Online Casinos without playing any games. In order to play games and make "live" wagers, a person must purchase electronic cash by making one or more credit card deposits into the person's account.

   Once a customer has an account balance, the customer may play various casino style games which currently include Slots, Blackjack, Video Poker, Roulette, Mini Baccarat, Sic Bo, Keno, Scratch Off and Bingo Blast. Many of the games have several variations with minimum and maximum betting ranges. The customer may also open a separate account to place wagers on sporting events, including all major professional and

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collegiate sports and other events with respect to which a betting line (or sportsbook) has been established by the oddsmakers in Las Vegas. Winnings (in U.S. dollars) are automatically credited to a customer's account. Withdrawals are effected by credit to the customer's credit card up to the amount deposited via credit card, with the balance sent by check. A customer is free to withdraw all or part of his winnings, review his account balance or make additional deposits to his account at any time.

   The Company does not require patrons to maintain a minimum account balance or place any restrictions on amounts accumulated through winnings. The Company has, however, established a maximum bet limit for new customers, although it may, at its discretion, grant custom wagering and account options to its regular customers based upon their established profiles. At the present time, the Company does not intend to extend credit services to its patrons. In addition to the foregoing, management has agreed to adhere to the Code of Conduct of the Interactive Gaming Council, a gaming industry organization of which the Company is a member. Among other things, the Code of Conduct requires Interactive Gaming Council members to post loss limits and to provide referrals and direct access to help and counseling organizations as a means to identify and curtail compulsive gambling. Moreover, the Company's managers may suspend a patron's account activity at any time if they suspect or observe compulsive gambling behavior. Notwithstanding these procedures, however, there can be no assurance that the Company will be able to successfully identify or curtail compulsive gambling by its patrons.

   The Company has designed the Online Casinos to be an entertaining, interactive, real time playing experience that provides maximum privacy and security to the customer. With respect to customer privacy and security, the Company does not disclose any personal or wagering information relating to any customer, and access to the customer's account (e.g., for account review, deposits or cash-out) is password protected. Customers may access an Online Casino through the use of personal computers. At present, only the Online Casino sportsbook and not the casino games are accessible and able to be downloaded through Web-TV. In the future, the Company anticipates that customers will have access to the entire Online Casino through Web-TV.

New Products

   The Company has recently established its own portal site located at www.go2total.com which presently offers news, business, sports and entertainment information, as well as free email services. The Company intends to expand the portal site and to generate revenues therefrom by linking it to various retail outlets that offer general products and merchandise such as wine, books, videos, toys and other products.

   In addition, the Company has recently introduced Bingo Blast, a new interactive multi-player game created and licensed by Atlantic. Bingo Blast is a pari-mutuel style game in which the betters wager against each other and not against the house, thereby lowering the house exposure to zero. The Company conducts several daily bingo sessions in which prizes can be won from both a regular prize pool and from a progressive jackpot comprised of a percentage collected from each card purchased. The Company plans to introduce Lotto Magic, another new pari-mutuel style interactive game licensed from Atlantic, sometime in the first quarter of 2000.

Technology and Infrastructure

   Technical support, customer service (by email and telephone), and general administrative services for the Online Casinos are provided by the Company's wholly-owned Canadian subsidiary, TE Canada, out of its offices in Montreal, Quebec.

   In addition to enhanced sound and graphics software, the Online Casinos use state-of-the-art casino gaming and sportsbook software licensed from Atlantic pursuant to four nonexclusive, four year term License Agreements (the "License Agreements"). Under two License Agreements dated April 9, 1999 relating to the sportsbook and certain casino gaming software, as consideration for the licenses granted thereunder, Intercapital Global paid Atlantic a total of $247,500 on signing. Under the two License Agreements dated June 23, 1999 relating to Bingo Blast and Lotto Magic (which the Company intends to install in future), as consideration for

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the licenses granted thereunder, Intercapital Global paid Atlantic a total of
$102,500 on signing. Under all of the License Agreements, the Company is obligated to pay Atlantic a periodic royalty equal to 7% of the Company's net winnings from all games except Lotto Magic, with respect to which the royalty is 5%. Intercapital Global has also entered into two Software Support Maintenance Agreements with Atlantic pursuant to which Atlantic has agreed to provide certain maintenance and support services for the licensed software for an initial term of one year at an aggregate cost to Intercapital Global of $5,000 per month, subject to adjustment.

   Intercapital Global has entered into an Agreement dated August 18, 1998 (the "Processing Agreement") with MPACT Immedia Transaction Services Ltd., a Bermuda company ("MPACT"), pursuant to which MPACT performs various credit card approval and processing services to facilitate Online Casino transactions in return for a weekly fee equal to 5.75% of all approved and settled credit card transactions, subject to a minimum fee of $2,000 per month. The Processing Agreement is terminable by Intercapital Global, with or without cause, on 15 days notice to MPACT. Intercapital Global's obligations to IMPACT under the Agreement are personally guaranteed by Sandy J. Masselli, Jr., the Chief Executive Officer of the Company.

   The Company's network is connected to the Internet via redundant high-speed fiber, ensuring multiple backup connections to the Internet. This high performance network infrastructure ensures reliable and responsive game play for the Company's users/players. The system is composed of high speed Dell servers and 3Com networking equipment. Most of the critical system components, such as the game servers and web servers, are distributed across multiple machines, which protect the gaming service from failures due to malfunctioning equipment. The highly scalable nature of the Company's system design makes provisioning for additional capacity relatively simple. The network monitoring staff tracks the system at all times to maintain constant awareness of the system's operating parameters. New equipment is installed when necessary to compensate for increased activity or anticipated peak demands for popular events.

   The high quality Internet connection at the Company's network facility in The Bahamas is provided by The Bahamas Telephone Company (Batelco) and contributes to responsive game play. Each gaming transaction is stored on an SQL database that is replicated for redundancy and backed up daily to prevent data loss, and the gaming components communicate using 128 bit encryption to protect sensitive data from potential hackers.

Distribution and Marketing

   The Company markets its Online Casinos to an international clientele consisting of individuals located throughout the world who are at least 18 years of age and have access to the Internet through a personal computer (and, to a limited extent, through a Web-TV). According to the International Data Corporation, the number of Internet users is projected to grow from 142 million people at the end of 1998 to 502 million people in 2002. In particular, Internet use is expected to undergo significant growth in the Pacific Rim region over the next five years. The Company also recognizes that a substantial amount of business is now conducted over the Internet and that such business is projected to grow significantly over the next few years.

   In order to create an awareness of the Company's existence among individuals in the target markets, the Company intends to focus its marketing efforts primarily on traditional media advertising, online promotions, business development, third-party relationships and social programs. In addition, the Company has established various links at other Internet web sites which will enable users of the other sites (e.g., Amazon.com) to link up to the Company's web sites.

   In order to expand its Asian business and to more specifically target Slots players, the Company recently established the Asian Sites and Slotsvegas. The Asian Sites became operational on June 15, 1999 and Slotsvegas on June 30, 1999. The Asian Sites are available in Chinese and English and contain various gaming features oriented toward the Asian market. Slotsvegas is geared mainly toward Slots players. Pursuant to an Amended and Restated Purchase Agreement dated as of May 5, 1999 entered into with Summerhill Gaming Limited, a Bahamian corporation ("SGL"), the Company sold a 50% ownership interest and equal profit and

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loss participation in the Slotsvegas site to SGL in consideration for $500,000
(paid either in cash to the Company or to certain vendors for obligations incurred by the Company).

   In the future, the Company intends to develop online gaming sites and other e-businesses for third parties similar to its development of the Slotsvegas site and sale of a profit and loss interest therein. The Company anticipates that this strategy will be linked to its overall strategy of expansion by aligning itself with strategic local partners familiar with local laws and customs.

   To keep pace with technological changes and market conditions, the Company intends to update its web sites on a quarterly basis. Such quarterly updates are expected to include new games and sporting events and new versions of existing games, as well as technological enhancements such as shorter downloading time, improved sound and graphics and broader software compatibility.

Competition

   Given the popularity of the Internet in general and the relatively high profit margins and low overhead associated with the Internet gambling business in particular, especially as compared to traditional physical casinos, the Company faces strong competition in what is expected to be a rapidly growing global industry. The Company is aware of several other companies that currently offer casino gambling services on the Internet similar to those of the Company. Some of the Company's primary competitors include CryptoLogic, Inc., Venturetech Inc., GLC Limited, GoCall Inc., Cybergames Inc., Youbet.com., Internet Casinos Ltd., Wager Net Inc., Casinos of the South Pacific, World Wide Web Casinos and Virtual Vegas. Unlike the Company, some of its competitors offer entrepreneurs full software, accounting, marketing and other forms of support to enable such persons to operate their own Internet casino Web sites.

   The barrier to entry to most Internet markets, including the gambling segment, is relatively low making it accessible to a wide number of entities and individuals. In the Internet gaming industry, the required technological and management expertise can be purchased or licensed from existing vendors. Thus, in addition to those known competitors of the Company, several new competitors are likely to emerge in the near future.

   The Company's computer technology for the Online Casinos is characterized by rapid and significant technological change in the computer, software and telecommunication industries. Many entities are engaged in research and development with respect to offering gaming services on the Internet. The Company's competitors may develop technologies and products that are more effective and efficient than the Company's products, and the Company's products may be rendered obsolete by such developments. In addition, other companies with greater technological and financial resources may develop gaming services over the Internet with better capabilities than the Company's.

Patents, Trademarks, Licenses, Royalty Agreements

   As of the date hereof, the Company does not own or otherwise control any patents, copyrights or trademarks. As the Company's research and development efforts progress, the Company will attempt to protect its own proprietary technology by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees and other persons who have access to its proprietary technology. Despite these anticipated protections, other persons may independently develop or obtain access to the Company's technology which would adversely effect the Company's competitive position.

   The Company is obligated to pay a periodic royalty to Atlantic under the License Agreements in consideration for the license of the casino gaming and sportsbook software used by the Online Casinos. Substantially all of the Company's software technology is licensed from Atlantic and the Company is dependent upon Atlantic to maintain the software and keep it up to date. The License Agreements are for a term of four years unless terminated by Atlantic upon 30 days prior notice. The License Agreements are

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nonexclusive and Atlantic is free to license its casino gaming and sportsbook software to other Internet gaming operators. It is possible, therefore, that Atlantic may terminate the License Agreements, that its software used by the Company may become obsolete or outdated, or that significant competitors of the Company may become licensees of Atlantic's software. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

Government Regulation

 General Regulatory Environment

   The Company and its subsidiaries are subject to applicable laws in the jurisdictions in which they operate or offer services. While some jurisdictions have attempted to restrict or prohibit Internet gaming, other jurisdictions, such as several Caribbean countries, Australia and certain Native American territories, have taken the position that Internet gaming is legal and/or have adopted or are in the process of reviewing legislation to regulate Internet gaming in such jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. Furthermore, it may be difficult to identify or differentiate gaming-related transactions from other Internet activities and link those transmissions to specific users, in turn making enforcement of legislation aimed at restricting Internet gaming activities difficult. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

 Pending United States Legislation and Other Existing Laws

   Governments in the United States or other jurisdictions may in the future adopt legislation that restricts or prohibits Internet gambling. After previous similar bills failed to pass in 1998, on March 23, 1999, Senator Jon Kyl of the United States Senate introduced a revised bill intended to prohibit and criminalize Internet gambling. On June 17, 1999, this bill was approved by the Senate Judiciary Committee. There can be no assurance as to whether the Kyl bill or any similar bill will become law.

   In addition, existing U.S. federal statutes and state laws could be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk that governmental authorities may view the Company as having violated such statutes or laws, notwithstanding the gaming licenses issued to Intercapital Global by the governments of Honduras and The Bahamas (pending). Several state Attorney Generals and court decisions have upheld the applicability of state anti-gambling laws to Internet casino companies.

   Accordingly, there is a risk that criminal or civil proceedings could be initiated in the United States or other jurisdictions against the Company and/or its employees, and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against the Company and/or its employees. Such proceedings could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

   In addition, as electronic commerce further develops, it may generally be the subject of government regulation. There is also the risk that current laws, which pre-date or are incompatible with Internet electronic commerce, may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

   The Company intends to minimize the potential legal risks by continuing to conduct its Internet business from offshore locations that permit online gaming and by increasing its marketing efforts in Asia and other foreign jurisdictions. There is no assurance, however, that these efforts will be successful in mitigating the substantial legal risks and uncertainties associated with the Company's Internet gaming business.

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Research and Development

   In the last two years, the Company (and its predecessors prior to the Merger, as defined below) expended approximately $2,000,000 on research and development activities related to the Online Casinos, including market research and the purchase, testing and evaluation of certain computer hardware and software, some of which is no longer in use by the Company and has been written off. The Company intends to continue its research efforts to develop additional Web sites, new games and sporting events and new versions of existing games, as well as technological enhancements such as shorter downloading time, improved sound and graphics and broader software compatibility. In general, the Company plans to invest in new technologies and casino style games and events that add to the entertainment value of its product and appeal to one or more selected markets. There can be no assurance, however, that the Company will have sufficient funds to carry out its research and development plans.

Employees and Labor Relations

   The Company and its subsidiaries currently have 15 total employees, of which 10 are full time employees, none of whom are represented by labor unions. The Company is not a party to any collective bargaining agreements or labor union contracts, nor has it been subjected to any strikes or employment disruptions in its history.

Business Development

   The Company was incorporated on April 22, 1993 in the State of Indiana under the name Kit Farms Inc. ("Kit"). From 1993 until 1995, Kit engaged in the business of pet food manufacturing and processing. From 1995 until January 1998, Kit was inactive. On January 28, 1998, Mint Energy Corporation, a Delaware corporation ("Mint"), merged with and into Kit, with Kit being the surviving corporation (the "Merger"). Concurrently, Intercapital Global was contributed to Kit by its shareholders, and became a wholly-owned subsidiary of Kit. Mint and Intercapital Global had the same beneficial owners (the "beneficial owners") at the date of the Merger. After the Merger, Kit changed its name to the present name of the Company and in September 1998, the Company commenced its present Internet casino business.

   The Merger was effected pursuant to the terms of a Merger Agreement dated November 17, 1997 entered into between Mint and Kit, as amended by the First Amendment thereto dated January 15, 1998, and as further amended by certain oral agreements in February 1998 (as amended, the "Merger Agreement"). Pursuant to the Merger Agreement, the shareholders of Mint and Intercapital Global received approximately 104.8 million shares of Common Stock (the "Merger Shares") with a negotiated value of $2 million in consideration for entering into the Merger. See PART II -- ITEM 4 -- "RECENT SALES OF UNREGISTERED SECURITIES." Through the Merger, the shareholders and management of Mint acquired control over the Company as the surviving entity.

   Prior to the Merger, Mint owned certain Internet casino hardware and software through its two wholly-owned subsidiaries, Online Software, Inc., a Delaware corporation ("OSI"), and Online Casinos, Inc. a Delaware corporation ("OCI") and Intercapital Global owned a gaming license issued by the government of Honduras. From 1996 through the date of the Merger, the beneficial owners of these entities advanced approximately $2 million which are reflected as capital contributions to such entities to fund expenditures relating to research and development of the online gaming business and software. As a result of the Merger, OSI and OCI became wholly-owned subsidiaries of the Company and were later merged with and into the Company with the Company surviving.

   Intercapital Global was organized in October 1993 as an offshore private investment fund, and, from time to time, conducted certain investment activities not related to the casino business on behalf of its beneficial owners. The Merger Shares were issued to the beneficial owners of Mint and Intercapital Global, in consideration for entering into the Merger; however, to reduce the Company's public float, among other reasons, the beneficial owners returned 57 million of the Merger Shares to the Company for cancellation. In

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exchange for the returned shares, the Company issued to Intercapital Global, as agent for the beneficial owners, options to acquire 57 million additional shares of Common Stock at an exercise price of $0.1875 per share expiring on February 3, 2006 (the "Global Options"). The balance of 47.8 million Merger Shares was subsequently distributed by Intercapital Global, as agent, to the beneficial owners, which shares, together with the Global Options, were treated as consideration for the Merger.

   Pursuant to the Merger and concurrent contribution of its shares to Kit, Intercapital Global became a wholly-owned subsidiary of the Company (and operator of the Company's Online Casinos) and the Global Options were transferred to Intercapital Asset Management Limited ("ICAM"), a Bahamian corporation controlled by Sandy J. Masselli, Jr., the Chief Executive Officer of the Company. ICAM holds the Global Options for the beneficial owners. See
PART I--ITEM 7-- "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and
"PART II--ITEM 4--RECENT SALES OF UNREGISTERED SECURITIES."

   Intercapital Global is the holder of the Company's gaming licenses and the owner and operator of the Online Casino Web sites. Intercapital Global is based in The Bahamas and is in the process of obtaining a gaming license from the government of The Bahamas. Intercapital Global currently holds a gaming license from the government of Honduras pursuant to which it conducts its present Internet casino business.

   TE Canada, a wholly-owned subsidiary of the Company, was formed on October 15, 1997 in order to provide customer and technical support services to Intercapital Global's Online Casino business.

Item 2. Management's Discussion and Analysis or Plan of Operation

Management's Discussion and Analysis of Financial Conditions and Results of Operation

   The following discussion of the financial condition and results of our operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this Form 10-SB. Except for the historical information contained herein, the discussion in this Form 10-SB contains forward-looking statements that involve risks, uncertainties and assumptions such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this Form 10-SB should be read as being applicable to all related forward-looking statements wherever they appear in this document. The actual results, levels of activity, performance, achievements and prospects could differ materially from those discussed below. Factors that could cause or contribute to such differences include those discussed elsewhere in this Form 10-SB.

Overview

   From 1996 through August 1998, we were considered a development stage company. Our primary activities were conducted through the OSI and OCI subsidiaries of Mint., and consisted of the following:

  . Developing our business model;

  . Market research and analysis;

  . Purchasing, testing and evaluating software, hardware and other related technologies;

  . Recruiting and training employees;

  . Initial planning and development of our Web site, known as www.theonlineCasino.com.

  . Developing our information systems infrastructure; and

  . Establishing finance and administrative functions.

   On September 12, 1998 we launched the www.theonlinecasino.com Web site and began generating revenues.

   In the nine months ended September 30, 1999, we continued these initial activities and also focused on:

  . Increasing marketing activities;

  . Launching new online gaming Web sites;

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  . Implementing improved gaming software licensed from Atlantic
    Entertainment International, Ltd.;

  . Improving the functionality and appearance of the Web sites; and

  . Enhancing our financial, infrastructure and administrative capabilities.

   We intend to continue to increase our marketing and administrative activities, and to increase other operating expense as required to build our business.

   We have incurred significant losses and negative cash flows from operations in every fiscal period since inception due to the initial research, technology infrastructure development and starting of our business. Our revenues have not been sufficient to cover our expenses to date. In order to significantly increase revenues we will be required to incur significant advertising and promotional expenses. We anticipate additional revenues to occur in the fall and winter months, when wagering on professional and college football and, to a lesser extent basketball, and internet gaming activities as a whole, are expected to be at their highest levels. In anticipation of an expansion of our operations, we have recently employed additional management personnel. We intend to employ additional personnel in such areas as sales, technical support and finance. These actual and proposed increases in personnel will significantly increase our selling, general and administrative expenses.

   The following discussion of our financial condition and results of operations for the period ended September 30, 1999, and September 30, 1998, and the years ended December 31, 1998 and 1997 should be read in conjunction with our financial statements and the related notes appearing elsewhere in the Form 10-SB.

   Our limited operating history and the uncertain nature of the markets we address or intend to address make prediction of our future results of operations difficult. Our operations may never generate significant revenues, and we may never achieve profitable operations. Our quarterly and annual operating results are likely to fluctuate significantly in the future due to a variety of factors, including the seasonal effects of the sportsbook operation, many of which are outside our control.

Results of Operations

   Revenues. Net revenues in the year ended December 31, 1998, were approximately $170,000, while in the nine months ended September 30, 1999, revenues were approximately $371,000. We had no revenue prior to the launch of our Web site in September 1998. Our revenues are recognized upon completion of the sporting event or game of chance. Sporting event revenues have a strong seasonality towards U.S. professional and college football and basketball seasons in the fall and winter months. Revenues from the sportsbook operations were approximately $84,000 and $62,000 for the year ended December 31, 1998 and the nine months ended September 30, 1999 respectively. Substantially all of the 1999 sportsbook revenues occurred in the first quarter of 1999 when both gross volume and the hold (net winnings percentage by the Company) were higher than in subsequent quarters. The hold on baseball games in the summer months is typically less than the hold for football games. Revenues from the casino operations were approximately $86,000 and $309,000 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. The volume of wagering was significantly higher in the first quarter of 1999, due principally to the seasonal effect of online activity, which typically increases in the winter months. The increased volume typically causes the hold to increase. During the summer months both the amount wagered and the hold decreased. The launch of the three Asian oriented Web sites in June 1999 did not have a significant impact on revenue during the nine months ended September 30, 1999. The Company's Web sites were essentially non-operational in May 1999, while the gaming software was replaced with the Atlantic software products. The launch of the Slotvegas Web site in August 1999 did not have a significant impact on revenue during the nine months ended September 30, 1999.

   Research and Development Expenses. Research and Development expense consist principally of costs associated with the development and implementation of the Web sites, developing a methodology for on-line gaming and investigating the development of certain software products. Total expenses in the years ended December 31, 1998 and 1997 were approximately $273,000 and $315,000 respectively, and $52,000 for the nine months ended September 30, 1999.

   General and Administrative Expenses. General and administrative expenses consist primarily of salary costs and administrative functions as well as professional service fees. Administrative expenses also include rent, office supplies, leases of in-house computer equipment and telephone charges. Total general and administrative expenses for the year ended December 31,1998 was approximately $348,000 and $1,007,000 for the nine months ended September 30, 1999. This increase was primarily the result of hiring additional employees, cost to support Web site operations and building infrastructure technologies to support operations. Costs incurred after the launch of the Web site, consisting principally of software licensing cost, telecommunications and Internet Service Provider costs, amounted to approximately $269,000 and $135,000 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. Advertising costs and consulting/professional costs amounted to $79,000 for the year ended December 31, 1998 and $327,000 in the nine months ended September 30, 1999. The increase is a result of aggressive promotional campaigns and the cost of filing Form 10-SB.

   Depreciation and Amortization. Depreciation and amortization expenses consist primarily of the depreciation of furniture and in-house computer and telecommunications equipment. Total depreciation and amortization expense in the year ended December 31, 1998 was approximately $6,000 and $35,000 for the nine months ended September 30, 1999.

   Income Taxes. We have incurred net losses for each period since inception. Since we have not yet filed our 1996 through 1998 tax returns for Mint and affiliates and Total Entertainment Inc., losses generated in prior years may not be available. We are expecting to file such tax returns in the near future, which could yield approximately $2,000,000 of net operating loss carry forwards and deferred expenses as of December 31, 1998 for United States federal income tax purposes, which will expire in the year 2018. Due to the uncertainty of obtaining such benefits and of future profitability, a valuation allowance equal to the deferred tax assets has been recorded. Changes in ownership resulting from transactions among our stockholders and sales of common stock by us, may limit the future annual realization of the tax net operating loss carry forwards under Section 382 of the Internal Revenue Code of 1986.

Liquidity and Capital Resources.

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. We have incurred losses since inception, and at December 31, 1998 have a deficiency in working capital of approximately $260,000 and approximately $910,000 as of September 30, 1999. There are also legislative risks and uncertainties regarding on-line casinos, and certain litigation against the Company; the cost of defending such actions could be significant. We have financed our operations to date primarily through the deferral of officer's salaries, advances made by affiliates and advances made by SGL (including the sale of a 50% ownership interest in the Slotsvegas site).

   Net cash provided by (used in) operating activities was approximately $8,000 in the year ended December 31, 1998 and $(12,000) in the nine month ended September 30, 1999. In June 1999, we entered an agreement with SGL for a 50% interest in our Slotsvegas Web site. SGL paid $150,000 in cash to the Company and $350,000 of obligations to vendors on behalf of the Company. The total consideration of $500,000 was recorded as deferred income. SGL has also loaned us $259,000 through September 30, 1999 in the form of payments to vendors on behalf of the Company and $80,000 in cash paid to the Company. The total amount available to us under the current loan agreement with SGL is $500,000.

   Our material capital commitments consist of obligations under facilities and operating leases. We anticipate that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We anticipate devoting additional resources to building the strength of our brand name, through increased marketing and sales efforts.

   We may seek additional funding through public or private financing or other arrangements. Adequate funds may not be available when needed or may not be available on terms acceptable to us. If additional funds are raised by issuing equity securities, dilution to existing stockholders could result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.

Year 2000 Compliance

   Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish the year 2000 and 21st century dates from other 20th century dates. As a result, computer systems and/or software products used by many companies may need to be upgraded or replaced to solve this problem.

   We have completed our internal information technology and non-information technology assessments. Based on such assessment, we believe that our internal software, including that licensed from Atlantic, and hardware systems will function properly with respect to dates in the year 2000 and thereafter. We do not expect to incur any significant costs in the future for year 2000 problems. However, we have not developed any contingency plans in the event of a year 2000 problem nor do we intend to develop a contingency plan. We may experience unanticipated negative consequences from year 2000 problems, including material costs, caused by undetected errors or defects in the technology used in our internal systems.

   We have not inquired as to the year 2000 readiness of our customers, or all of our suppliers or vendors and are unable to determine what, if any, consequences their year 2000 failures would have on our operations, liquidity or financial condition. However, we have requested year 2000 compliance letters from certain of our other major vendors suppliers, but have not yet received any responses to our requests. If our suppliers, vendors or customers experience any year 2000 problems, it could affect the revenues of our Web sites. In most cases, we believe that we could find replacement vendors or suppliers who are year 2000 compliant without significant delay or expense. However, if substantially all of our suppliers and vendors prove not to be year 2000 compliant and if we experience difficulties in finding replacement suppliers and vendors, then our business could be materially harmed. If our customers, suppliers and vendors experience year 2000 problems, it could result in an interruption in, or a failure of, certain of our normal business activities or operations. We could also be required to incur substantial expenditures in order to adapt our services to changing technologies or to new protocols as a result of any realized year 2000-related programming errors.

Item 3. Description of Property

   The corporate headquarters and principal executive office of the Company is located at 1411 Peel Street, Suite 500, Montreal, Quebec, Canada H3A 1S5. This facility houses TE Canada's technical, marketing, customer support and administrative operations. TE Canada leases approximately 3,057 square feet of office space at these premises pursuant to a five year lease which commenced August 1, 1999 and expires on July 31, 2004. The monthly rent is approximately US$6.50 per square foot in years one and two, approximately US$7.10 per square foot in year three and approximately $US7.50 per square foot in years four and five. In addition to the rent, TE Canada is obligated to pay its proportionate share of operating costs and taxes relating to the leased property.

   Intercapital Global leases approximately 250 square feet of office space at Devonshire House, Queen Street, Nassau, The Bahamas, pursuant to a ten month lease expiring on May 31, 2000. The monthly rent is US$700. This facility houses certain hardware and administrative systems and is the location of Intercapital Global's game servers.

   The Company believes that its leased properties are in good condition, are well maintained and are adequate for the Company's current and immediately foreseeable operating needs. Neither the Company nor its subsidiaries have any policies regarding investments in real estate, securities, or other forms of property.

Item 4. Security Ownership of Certain Beneficial Owners and Management

   The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of December 1, 1999 by (i) each person who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table set forth in
Item 6 -- "EXECUTIVE COMPENSATION", and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, the address of such persons is 1411 Peel Street, Suite 500, Montreal, Quebec, Canada H3A 1S5.

                                       Number of Shares of
                                          Common Stock
Name and Address of Beneficial Owner  Beneficially Owned/1/ Percent of Class/2/
------------------------------------  --------------------- -------------------
Sandy J. Masselli, Jr...............       73,250,000/3/           56.8
Mitchell Brown......................        3,500,000/4/            5.9
Robert D. Bonnell...................        2,000,000/5/            3.5
T. R. Anthony Malcom................          250,000/6/             .5
Gala Tse............................          250,000/7/             .5
Richard B. Davis....................          250,000/8/             .5
Robert and Carole Knoblock..........        4,140,000               7.4
  294 South 200 W
   Valparaiso, Indiana 46383
Intercapital Asset Management
 Limited............................       57,000,000/9/           50.6
  c/o The Royal Bank of Scotland
   Shirley & Charlotte Street
   Nassau, The Bahamas
All directors and executive officers
 as a group (first 6 persons) ......       79,500,000              67.7

--------
1. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnotes and subject to community property laws, where applicable, the persons named above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
2. With respect to optionholders, the calculation of percentage ownership assumes the exercise of the relevant option by the holder but not by other optionholders.
3. This amount consists of (i) 10,000,000 shares of Common Stock held, directly or indirectly, by Mr. Masselli's family and relatives, with respect to which Mr. Masselli is in a position to exercise voting and investment power, (ii) 3,000,000 common stock options issued to Mr. Masselli, (iii) 2,500,000 common stock options issued to Mr. Masselli's brother, Joseph H. Masselli, with respect to which Mr. Masselli is in a position to exercise voting and investment power, (iv) 750,000 common stock options issued to Mr. Masselli's brother, John J. Masselli, with respect to which Mr. Masselli is in a position to exercise voting and investment power and (v) 57,000,000 common stock options (the "Global Options") held by Intercapital Asset Management Limited, a Bahamian corporation ("ICAM") as transferee from Intercapital Global, with respect to which Mr. Masselli is in a position to exercise voting and investment power. All of the 63,250,000 common stock options referred to in clauses (ii), (iii), (iv) and (v) above are exercisable at any time at $0.1875 per share and expire on February 3, 2006. ICAM is also listed in the table as an additional beneficial owner of the ICAM Options.
4 2,500,000 of this amount consists of common stock options issued to Mr. Brown. The options are exercisable at any time at $0.1875 per share and expire on February 3, 2006.
5. This amount consists of 2,000,000 common stock options issued to Mr. Bonnell. The options are exercisable at any time at $0.15 per share and expire on September 30, 2006.
6. This amount consists of 250,000 common stock options issued to Mr. Malcom. The options are exercisable at any time at $0.15 per share and expire on September 30, 2006.

7. This amount consists of 250,000 common stock options issued to Ms. Tse. The options are exercisable at any time at $0.15 per share and expire on September 30, 2006.
8. This amount consists of 250,000 common stock options issued to Mr. Davis. The options are exercisable at any time at $0.15 per share and expire on September 30, 2006.
9. This amount consists of the 57,000,000 Global Options issued to Intercapital Global as an agent for the beneficial owners of Mint and Intercapital Global. The Global Options were subsequently transferred by Intercapital Global to ICAM. The Global Options are exercisable at any time at $0.1875 per share and expire on February 3, 2006. Sandy J. Masselli, Jr. is also listed in the table as an additional beneficial owner of the Global Options.

Item 5. Directors, Executive Officers, Promoters And Control Persons

   The Company's directors and executive officers, and their ages as of November 1, 1999, are as follows:

                   Name                    Age           Position(s)
                   ----                    ---           -----------
Sandy J. Masselli, Jr.....................  37 Chairman of the Board, Chief
                                                Executive Officer and Secretary
Mitchell Brown............................  34 Director, President and Chief
                                                Operating Officer
T. R. Anthony Malcom......................  65 Director
Robert D. Bonnell.........................  54 Director
Gala Tse..................................  41 Director
Richard B. Davis..........................  53 Director

Terms of Directors

   Mr. Masselli and Mr. Brown have served as directors of the Company since January 21, 1998. Mr. Bonnell, Mr. Malcom, Ms. Tse and Mr. Davis have served as directors of the Company since September 30, 1998. The directors of the Company serve as such until the next annual meeting of stockholders and until their successors are elected and qualified.

Business Experience of Directors and Executive Officers

   Sandy J. Masselli, Jr. has served as the Chairman of the Board, Chief Executive Officer, Secretary and a Director of the Company since January 1998. From May 1990 to the present, Mr. Masselli has served as Managing Director of Intercapital Asset Management Company, Inc., an investment advisory company, where he has been responsible for the selection and monitoring of investments as well as merchant banking activities. From May 1981 until May 1990, Mr. Masselli worked as a Vice President or Senior Vice President at several major securities and brokerage firms, including Prudential Securities, Inc, Drexel Burnham Lambert, Inc., Shearson Lehman Hutton, Inc. and Merrill Lynch Pierce Fenner & Smith, Inc. He holds a Bachelor of Arts degree in Political Science from Monmouth College and a Juris Doctor from LaSalle University.

   Mitchell Brown has served as the President and Chief Operating Officer of the Company since January 1998. He has over 10 years experience in the sales and marketing industry. From January 1990 to December 1997, Mr. Brown worked as a sales representative at Feldman Associates where his responsibilities included the sale of licensed and generic toys, candy, seasonal and novelty products. Mr Brown holds a Bachelor of Science degree in Business Administration from Monmouth University.

   T. R. Anthony Malcolm has served as a Director of the Company since September 30, 1998. He is a Barrister and Solicitor by profession since 1958. He is admitted to the Bar in Quebec, Ontario and British Columbia, Canada. He was a partner at the Canadian law firm of Foster, Leggat, Colby, Rioux & Malcolm from 1966 to 1969. In 1969, he became special counsel to the law firm of Chauvin & Venne where he was responsible for arranging corporate acquisitions, mergers and disposals throughout Canada, the United States and abroad for the North American Trust Company. In 1971, Mr. Malcolm left Chauvin & Venne and entered the private practice of law and maintains offices in Quebec and Ontario, Canada where he continues to practice in such capacity. Mr. Malcolm has been appointed Deputy Municipal Judge in Montreal West; legal advisor to and administrator for the Quebec Rental Board; and President of the Provincial Arbitration Commission for the Town of Mount Royal.

   Robert D. Bonnell has served as a Director of the Company since September 30, 1998. He has over 24 years experience in the marketing and public relations industries. From 1992 to the present, Mr. Bonnell has served as Chairman and Chief Executive Officer of Skiff Lake Holdings Limited, a private holding company with positions in real estate, investments and trusts. During this period, he also served as Chairman of Communicer, an international company specializing in corporate communications and advice in connection with mergers and acquisitions. Previously, Mr. Bonnell worked as Managing Director and in other senior positions for Public & Industrial Relations, Canada's largest public relations firm. In addition, Mr. Bonnell has in the past served as a director of several other companies, including Windsor Investments S.A. in Luxemburg, Tudor Deutche International and Windsor Energy Corporation in Tulsa, Oklahoma (which position he currently holds). He holds a Bachelor of Arts (Honors) degree in Political Science and Economics from Ricker College, University of New Brunswick.

   Gala Tse has served as a Director of the Company since September 30, 1998. She has extensive experience in marketing and distributing products in Asia. From 1995 to 1997, she was the Director of Business Development for Hasbro Toys Asia. From 1991 to 1995, Ms. Tse worked as an independent distributor or "Blue Diamond Executive" based in Hong Kong for NuSkin International, a multilevel marketing company. From 1990 to 1991, she was a Director of Royal Company Ltd., a Japanese toy company, responsible for setting up their Hong Kong office for the purpose of manufacturing toys in China for export throughout South East Asia. Since 1997, Ms. Tse has been raising a family. She holds a Bachelor of Science degree from McGill University in Montreal.

   Richard B. Davis has served as a Director of the Company since September 30, 1998. He is a Certified Public Accountant licensed to practice in New York and New Jersey. From 1976 to the present, Mr. Davis has been engaged in the private practice of accounting, providing services to many companies and individuals. Prior to that time, Mr. Davis spent many years working in the tax and other departments at several major accounting firms, including Peat Marwick, Mitchell & Co. and Touche Ross & Co. Mr. Davis is a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and the New Jersey Society of Certified Public Accountants. He holds a Bachelor of Business Administration degree from City College of New York.

Significant Employees

   Vance P. Hein has been a Vice President of the Company since April 1, 1999 with responsibility for network administration. Mr. Hein has extensive experience with computer network administration and information and security systems management. From 1997 to 1998, Mr. Hein worked as Network Administrator for Intersphere Communications Ltd., a gaming software developer located in Plymouth Meeting, Pennsylvania, where he was responsible for the company's network, Web server and security system for user accounts. From 1992 to 1997, Mr. Hein was employed as Information Systems Manager by CVP Communications in West Chester, Pennsylvania where he was responsible for all computer operations, desktop support and software installation. In addition, from 1976 to 1984, Mr Hein served in the U.S. Navy where he had responsibilities in the broadcast network and shipboard communication areas. Mr Hein has his MCSE Certification and holds an MFA degree in Film & Television Production/Information Technology from the University of Southern California, Los Angeles, as well as a B.S. degree in Secondary Education from Clarion University.

Family Relationships

   There are no family relationships among directors, executive officers or other persons nominated or chosen by the Company to become officers or executive officers.

Involvement in Certain Legal Proceedings

   The Company is not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, promoter or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one's participation in the securities or banking industries, or a finding of securities or commodities law violations.

Item 6. Executive Compensation

Summary Compensation Table

   The following table sets forth certain summary information concerning the aggregate compensation paid to the Company's Chief Executive Officer. There were no other executive officers of the Company who earned in excess of $100,000 for the year ended December 31, 1998:

                           SUMMARY COMPENSATION TABLE

                                                            Long-Term Compensation
                                                            --------------------------
                                                              Awards        Payouts
                                                            ----------    ------------
                               Annual Compensation
                         ---------------------------------- Securities
   Name and Principal                                       Underlying     All Other
      Position(s)        Year Salary($)   Bonus($) Other($)  Options      Compensation
   ------------------    ---- ---------   -------- -------- ----------    ------------
Sandy J. Masselli,
 Jr. /1/ ............... 1998  100,000/2/     0        0    63,250,000/3/       0
Chairman of the Board
 and Chief Executive
 Officer................
Robert W.
 Knoblock /4/ .......... 1998        0        0        0             0          0
Former Chief Executive
 Officer................ 1997        0        0        0             0          0
                         1996        0        0        0             0          0

--------
1. Mr. Masselli became Chief Executive Officer of the Company as of January 23, 1998 as part of the Merger.
2. See Deferred Compensation Arrangements below.
3. This amount consists of (i) 3,000,000 common stock options issued to Mr. Masselli, (ii) 2,500,000 common stock options issued to Mr. Masselli's brother, Joseph H. Masselli, with respect to which Mr. Masselli is in a position to exercise voting and investment power, (iii) 750,000 common stock options issued to Mr. Masselli's brother, John J. Masselli, with respect to which Mr. Masselli is in a position to exercise voting and investment power, and (iv) 57,000,000 common stock options (the "ICAM Options") held by Intercapital Asset Management Limited, a Bahamian corporation ("ICAM"), with respect to which Mr. Masselli is in a position to exercise voting and investment power. All of the 63,250,000 common stock options referred to in clauses (i), (ii) (iii) and (iv) above are exercisable at any time at $0.1875 per share and expire on February 3, 2006. The exercise price was equal to the fair market value of the Company's Common Stock at the time of issuance of the options.
4. Mr. Knoblock resigned as Chief Executive Officer of the Company as of January 23, 1998 as part of the Merger.

Stock Options

                       OPTION GRANTS IN LAST FISCAL YEAR

                         Number of      Percent of
                         Securities    Total Options
                         Underlying     Granted to
                          Options      Employees in  Exercise Price    Expiration
         Name            Granted(#)     Fiscal Year      ($/Sh)           Date
         ----            ----------    ------------- -------------- ----------------
Sandy J. Masselli, Jr.,
 Chief Executive
 Officer...............  63,250,000/1/     91.3%        $0.1875     February 3, 2006

--------
   No options have been exercised by Mr. Masselli to date.

1. See Note 3 in "PART I--ITEM 6--EXECUTIVE COMPENSATION--Summary Compensation Table."

Long-Term Incentive Plans

   The Company made no awards to the named executive officers under any long-term incentive plan in 1998.

Compensation of Directors

   Directors of the Company do not receive any stated salary or other compensation for their services as directors or members of committees of the board of directors, but by resolution of the board, a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Directors of the Company may also serve the Company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity.

Deferred Compensation Arrangements

   Mr. Masselli, together with certain other senior officers of the Company, have agreed to defer their annual salaries until such time as determined by the relevant officer, without interest and not funded. The deferred salaries shall be paid to such persons in cash or stock of the Company at such future time as each person may elect by written notice to the Company. The total amount of deferred officer salaries for 1998 was approximately $200,000. The Company deferred an additional $255,000 of officers' salaries through September 30, 1999 and anticipates deferring a substantial portion of the officers' remaining 1999 salaries.

Employment Agreements

   The Company is not a party to any employment or consulting agreement with any named executive officer.

Item 7. Certain Relationships and Related Transactions

Intercapital Global Transactions

   Prior to the January 1998 Merger between Kit and Mint in which the Company was the surviving entity, Sandy J. Masselli, Jr., Chief Executive Officer of the Company, had voting and investment control over all of Intercapital Global's assets and outstanding shares of capital stock. Concurrent with the Merger Intercapital Global was contributed to the Company. At the time of the Merger, the beneficial owners of Mint and Intercapital Global were identical. Pursuant to the Merger Agreement, Intercapital Global, in its role as agent for the beneficial owners, received certain shares of Common Stock and options which it subsequently distributed to or for the benefit of the beneficial owners. See PART I--ITEM 1-- "DESCRIPTION OF BUSINESS--Business Development" and PART II--ITEM 4--RECENT SALES OF UNREGISTERED SECURITIES."

Personal Guaranty of MPACT Agreement

   Intercapital Global has entered into an Agreement dated August 18, 1998 (the "Processing Agreement") with MPACT Immedia Transaction Services Ltd., a Bermuda company ("MPACT"), pursuant to which MPACT performs various credit card approval and processing services to facilitate Online Casino transactions in return for a weekly fee equal to 5.75% of all approved and settled credit card transactions, subject to a minimum fee of $2,000 per month. The Processing Agreement is terminable by Intercapital Global, with or without cause, on 15 days notice to MPACT. Intercapital Global's obligations to IMPACT under the Agreement are personally guaranteed by Sandy J. Masselli, Jr., the Chief Executive Officer of the Company.

Other

   From time to time, certain officers and directors of the Company have directly paid certain Company expenses. Such transactions have been recorded in the Company's books as due to officers, and do not bear interest. There are no scheduled terms of repayment of such amounts.

   From 1996 to 1998, Mint and its subsidiaries (predecessor of the Company) had expenses, principally for computer programming services, that included approximately $65,000 paid to entities controlled by certain officers of the Company. During this period, Mint also received advances which are reflected as capital contributions in the amount of approximately $2,000,000 from the beneficial owners. See PART I--ITEM 1--"DESCRIPTION OF BUSINESS--Business Development."

Item 8. Description of Securities

   The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock. As of October 29, 1999, 55,717,208 shares of Common Stock were issued and outstanding.

Voting Rights; Dividends; Preemption; Redemption; Conversion; Liquidation

   The holders of Common Stock (i) are entitled to one vote per share on all matters requiring shareholder action, (ii) have no preemptive or other rights and there are no redemption, sinking fund or conversion privileges applicable thereto and (iii) are entitled to receive dividends as and when declared by the board of directors out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

Transfer Agent

   The Company's transfer agent is Equity Transfer Services Inc.. The transfer agent's mailing address is Equity Transfer Services Inc., Suite 420, 120 Adelaide Street, West Toronto, Canada M5H 4C3.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters

Market Information

   The Company's Common Stock is currently traded on the NASDAQ over-the-counter bulletin board market (OTCBB) under the symbol TTLN. The following table sets forth the range of the high and low bid quotations for the Company's Common Stock for the periods indicated (as reported by Nasdaq). The bid quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions:

                                                                    High   Low
                                                                    ----- -----
   Fiscal Year Ended December 31, 1997............................. $2.50 $0.50

   The bid information for 1997 is only available on an annual basis and not for each quarter due to the lack of trading activity in the Company's (and its predecessor's) Common Stock during that year.

                                                                    High   Low
                                                                    ----- -----
   Fiscal Year Ended December 31, 1998............................. $0.47 $0.02

   The bid information for 1998 is only available on an annual basis and not for each quarter due to the lack of trading activity in the Company's (and its predecessor's) Common Stock during that year.

                                                                    High   Low
                                                                    ----- -----
   Fiscal Year Ended December 31, 1999
     First Quarter................................................. $2.25 $0.47
     Second Quarter................................................  1.62  0.44
     Third Quarter (through September 30,1999).....................  0.68  0.35

Security Holders and Dividends

   As of November 4, 1999, there were approximately 109 holders of record of the Company's Common Stock. The Company has not declared or paid any cash dividends on its Common Stock during the past two fiscal years and through September 30, 1999. The Company's board of directors currently intends to retain all earnings for use in the Company's business for the foreseeable future. Any future payment of dividends will depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's board of directors.

Item 2. Legal Proceedings

   On October 11, 1999, the Company filed a demand for arbitration (the "Statement of Claim") with the American Arbitration Association in Chicago, Illinois (the "AAA Action") against Robert W. Knoblock, Carole Knoblock and Jille Knoblock (collectively, the "Respondents"), the officers, directors and/or principal shareholders of Kit, predecessor to the Company. Specifically, the Company and another claimant (the "Claimants") allege that in connection with the January 1998 Merger between Kit and Mint, the Respondents breached certain representations and warranties they made in connection with the outstanding number of shares and/or fraudulently misrepresented the outstanding number of shares of Kit. The Claimants are seeking damages of $2,700,000 plus interest, costs and attorney fees.

   On November 15, 1999, the Respondents filed an answer and motion to dismiss the Statement of Claim and have asserted various defenses in connection therewith. Related to their defense of the AAA Action, on December 8, 1999, the Respondents filed a separate action against the Claimants in the Porter Superior Court in Indiana ( the "State Court Action"). In the State Court Action, the Respondents are seeking damages in excess of $5.5 million arising from the Company's refusal to remove restrictive legends on certain Company common stock certificates held by the Respondents. The Company believes the claims asserted in the State Court Action are subject to the mandatory arbitration provisions in the Merger Agreement and, therefore, intends to seek dismissal of the State Court Action on that basis. In any event, the Company intends to vigorously defend itself and believes it has a number of valid defenses to the Respondents' claims, whether such claims are asserted in the AAA Action or the State Court Action.

   On May 4, 1999, Intersphere Communications Ltd. ("Intersphere"), a former software vendor of the Company, brought an action against Intercapital Global and certain of its officers in the Superior Court of Montreal for alleged unpaid royalties of $152,780 Cdn (approximately $100,000 U.S.) in connection with the licensing agreement between Intercapital Global and Intersphere, and for various alleged copyright infringements involving alleged damages of $30,000 Cdn (approximately $20,000 U.S.). The claim for unpaid royalties against Intercapital Global has been referred to arbitration. The Company has been advised by its Canadian counsel that this suit lacks merit and should be of insignificant consequence to the Company.

   In addition to the foregoing, the Company is involved from time to time in various claims and lawsuits in the ordinary course of business, none of which is expected, either singly, or in the aggregate, to have a material effect on the Company.

Item 3. Changes in and Disagreements with Accountants

   There were no changes in or disagreements with accountants on accounting and financial disclosure for the two most recent fiscal years and through September 30, 1999.

Item 4. Recent Sales of Unregistered Securities

   In connection with the January 1998 Merger between Kit (predecessor to the Company) and Mint, the pre-Merger shareholders of Kit held approximately 7.4 million common shares of Kit and were entitled to exchange their Kit shares for shares of Common Stock in the Company on a one for one basis. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to the exemption provided by Section 4(2) thereof in that the exchange of shares did not involve a public offering.

   Shortly after the Merger, the Company issued 537,208 new shares of Common Stock to certain officers and pre-Merger shareholders of Kit (the "Kit Management Shareholders"). The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to the exemption provided by Section 4(2) thereof. No cash consideration was paid by the Kit Management Shareholders. In consideration for these shares, the Kit Management Shareholders agreed to the Merger.

   In connection with the Merger, 104.8 million shares of Company Common Stock (the "Merger Shares") were issued to Intercapital Global, in its role as agent for the beneficial owners of Mint and Intercapital Global. The Merger Shares issued to Intercapital Global represented a majority of the issued and outstanding Common Stock of the Company; however, to reduce the Company's public float, among other reasons, Intercapital Global returned 57 million of the Merger Shares to the Company for cancellation. In exchange for the returned shares, the Company issued to Intercapital Global options to acquire 57 million additional shares of Common Stock at an exercise price of $0.1875 per share expiring on February 3, 2006 (the "Global Options"). The balance of 47.8 million Merger Shares was subsequently distributed by Intercapital Global to the beneficial owners, which shares, together with the Global Options, were consideration for entering into the Merger. Intercapital Global transferred the Global Options to Intercapital Asset Management Limited ("ICAM"), a Bahamian corporation controlled by Sandy J. Masselli, Jr., the Chief Executive Officer of the Company. ICAM holds the Global Options for the beneficial owners.

   These Merger related issuances of stock and options by the Company to Intercapital Global were exempt from the registration requirements of the Securities Act pursuant to the exemptions provided by Section 4(2) thereof and Regulation S thereunder. No cash consideration was paid by Intercapital Global or its shareholders in connection with these issuances. In consideration for these shares and options, Intercapital Global and Mint, agreed to the Merger and contributed certain Internet related research and development, software, know-how and other assets to the Company in connection therewith.

Item 5. Indemnification of Directors and Officers

   The Company's Bylaws provide for indemnification of the Company's directors, officers, employees and other agents of the Company to the extent and under the circumstances permitted by the Indiana Business Corporation Law (the "IBCL"). The Company's Bylaws also provide that the Company will have the power to purchase and maintain insurance covering its directors, officers and employees against any liability or loss asserted against any of them and incurred by any of them, whether or not the Company would have the power to indemnify them against such liability under the IBCL. The Company has a pending application to obtain directors' and officers' liability insurance.

   Section 5.1 of Article V of the Bylaws of the Company provides for indemnification of directors and officers of the Company to the fullest extent authorized by the IBCL, and is set forth below:

  Section 5.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is an alleged action or failure to act in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Corporation to the fullest extent authorized by the BCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, court costs, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 5.3 with respect to proceedings seeking to enforce rights to indemnification, the Corporation will indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

                                    PART F/S

                         Index to Financial Statements

                                                                          Page
                                                                        --------
Report of Independent Certified Public Accountants.....................   F-2
Financial Statements
  Consolidated Balance Sheets..........................................   F-3
  Consolidated Statements of Operations................................   F-4
  Consolidated Statement of Stockholders' Equity (Deficiency)..........   F-5
  Consolidated Statements of Cash Flows................................   F-6
  Notes to Consolidated Financial Statements........................... F-7-F-19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
Total Entertainment Inc. and Subsidiaries

   We have audited the accompanying consolidated balance sheets of Total Entertainment Inc. (an Indiana corporation) and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and stockholders' equity (deficiency) for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Total Entertainment Inc. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $605,486 during the year ended December 31, 1998, and, as of that date, the Company's current liabilities exceeded its current assets by $260,079 and its total liabilities exceeded its total assets by $107,577. There are also significant legislative risks and uncertainties regarding on-line casino operations. In addition the Company is involved in litigation as described in Note D-3. Although the Company's management believes it has meritorious defenses there can be no assurance that the Company will prevail. If the Company does not prevail it may have a material adverse impact on the financial condition of the Company. These factors, among others, as discussed in Note A-3 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A-3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Parsippany, New Jersey
August 15, 1999, except for Note D-3 as to which the date is December 8, 1999

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                        December    Dercember 31, September 30,
                                        31, 1997        1998          1999
                                       -----------  ------------- -------------
                                                                   (unaudited)
ASSETS
Current assets
  Cash................................               $    30,390
  Accounts receivable--MPACT..........                    54,802   $    90,909
  Prepaid expense and other...........                    16,241        20,276
                                                     -----------   -----------
    Total current assets..............                   101,433       111,185
Property and equipment
  Computer equipment..................                    83,019       268,995
  Less accumulated depreciation.......                     6,226        41,226
                                                     -----------   -----------
                                                          76,793       227,769
Deferred transaction costs............ $   145,000
Deferred licensing fees...............                    50,708       330,166
Other assets..........................           1        25,001        25,001
                                       -----------   -----------   -----------
                                       $   145,001   $   253,935   $   694,121
                                       ===========   ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIENCY)

Current liabilities
  Accounts payable and accrued
   liabilities........................ $   145,000   $    79,992   $   113,615
  Customer account deposits...........                    51,860       176,877
  Income taxes payable................                     3,900
  Deferred compensation...............                   200,000       455,000
  Due to directors and stockholders...                    25,760        15,248
  Loans payable.......................                                 259,753
                                       -----------   -----------   -----------
    Total current liabilities.........     145,000       361,512     1,020,493

Deferred income.......................                                 500,000

Stockholders' equity (deficiency)
  Common stock, no par value; 1,000
   shares authorized, issued and
   outstanding at December 31, 1997...         --            --            --
  Common stock, $.001 par value;
   authorized 200,000,000 shares;
   issued and outstanding, 55,717,208
   shares at December 31, 1998 and
   September 30, 1999.................                    55,717        55,717
  Additional paid-in capital..........   1,502,092     1,944,283     1,944,283
  Accumulated deficit.................  (1,502,091)   (2,107,577)   (2,826,372)
                                       -----------   -----------   -----------
                                                 1      (107,577)     (826,372)
                                       -----------   -----------   -----------
                                       $   145,001   $   253,935   $   694,121
                                       ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                Year ended                Nine months ended
                         --------------------------  ---------------------------
                         December 31,  December 31,  September 30, September 30,
                             1997          1998          1998          1999
                         ------------  ------------  ------------- -------------
                                                      (unaudited)   (unaudited)
Gaming revenues, net.... $             $   169,993    $     4,833   $   371,097
                         ------------  -----------    -----------   -----------
Costs and expenses
  Research and
   development..........      314,880      272,876         86,417        52,102
  Selling, general and
   administrative.......                   347,477        189,963     1,006,690
  Merger expenses.......                   145,000        145,000
  Depreciation and
   amortization.........                     6,226                       35,000
                         ------------  -----------    -----------   -----------
    Loss before
     provision for
     income taxes.......     (314,880)    (601,586)      (416,547)     (722,695)
Provision (benefit) for
 income taxes...........                     3,900                       (3,900)
                         ------------  -----------    -----------   -----------
    NET LOSS............ $   (314,880) $  (605,486)   $  (416,547)  $  (718,795)
                         ============  ===========    ===========   ===========
Basic and diluted loss
 per common share....... $        .00  $      (.01)   $      (.01)  $      (.01)
                         ============  ===========    ===========   ===========
Weighted-average shares
 outstanding used in
 computing basic and
 diluted loss per common
 share..................  104,800,000   60,566,954     62,273,419    55,717,208
                         ============  ===========    ===========   ===========


        The accompanying notes are an integral part of these statements.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                  Years ended December 31, 1998 and 1997 and for the nine months ended September 30, 1999 (unaudited)

                          Common stock       Common stock
                          no par value     $.001 par value      Additional                   Total
                          -------------- ---------------------   paid-in    Accumulated  stockholders'
                          Shares  Amount   Shares      Amount    capital      deficit       equity
                          ------  ------ -----------  --------  ----------  -----------  -------------
Balance, December 31,
1996....................   1,000   --                            1,187,212  $(1,187,211)   $     --
Net loss for the year...                                                       (314,880)    (314,880)
Advances reflected as
capital contributions...                                           314,880                   314,880
                          ------                                ----------  -----------    ---------
Balance, December 31,
1997....................   1,000   --                            1,502,092   (1,502,091)           1
Net loss for the year...                                                       (605,486)    (605,486)
Advances reflected as
capital contributions...                                           497,908                   497,908
Recapitalization of no
par common stock of Mint
Energy into $.001 par
value
common stock of Kit
Farms Inc., and transfer
of shares in repayment
of loans from
affiliates..............  (1,000)  --    112,717,208  $112,717  $ (112,171)
Cancellation of shares
exchanged for options...                 (57,000,000)  (57,000)     57,000                       --
                          ------         -----------  --------  ----------  -----------    ---------
Balance, December 31,
1998....................     --    --     55,717,208    55,717   1,944,283   (2,107,577)    (107,577)
Net loss for the nine
months ended September
30, 1999 (unaudited)....                                                       (718,795)    (718,795)
                          ------         -----------  --------  ----------  -----------    ---------
Balance, September 30,
1999 (unaudited)........     --    --     55,717,208  $ 55,717  $1,944,283  $(2,826,372)   $(826,372)
                          ======         ===========  ========  ==========  ===========    =========

   The accompanying notes are an integral part of this financial statement.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    Year       Year     Nine months Nine months
                                    ended      ended       ended       ended
                                  December   December    September   September
                                  31, 1997   31, 1998    30, 1998    30, 1999
                                  ---------  ---------  ----------- -----------
                                                        (unaudited) (unaudited)
Cash flows from operating
 activities
  Net loss....................... $(314,880) $(605,486)  $(416,547)  $(718,795)
  Adjustments to reconcile net
   loss to net cash provided by
   (used in) operating activities
    Amortization of deferred
     licensing fees..............               70,992      33,000      72,583
    Depreciation and
     amortization................                6,226                  35,000
    Merger expense...............              145,000     145,000
    Expenditures paid by
     directors and stockholders..   314,880    172,876     118,917      51,700
    Increase (decrease) in cash
     from changes in operating
     assets and liabilities
      Accounts receivable........              (54,802)       (583)    (36,108)
      Prepaid expense and other..              (16,241)     (3,819)     23,465
      Deferred licensing fees....              (21,700)
      Other assets...............  (145,000)   (25,000)    (25,000)
      Accounts payable and
       accrued liabilities.......   145,000    131,852      24,351     158,640
      Income taxes payable.......                3,900                  (3,900)
      Deferred compensation......              200,000     113,000     255,000
      Deferred income............                  --                  150,000
                                  ---------  ---------   ---------   ---------
        Net cash provided by
         (used in) operating
         activities..............                7,617     (11,681)    (12,415)
                                  ---------  ---------   ---------   ---------
Cash flows from investing
 activities
  Purchase of computer
   equipment.....................               (2,987)                (87,464)
                                  ---------  ---------   ---------   ---------
        Net cash used in
         investing activities....       --      (2,987)        --      (87,464)
                                  ---------  ---------   ---------   ---------
Cash flows from financing
 activities
  Increase (decrease) in due to
   directors and stockholders....               25,760      15,633     (10,511)
  Proceeds from loan.............                                       80,000
                                  ---------  ---------   ---------   ---------
        Net cash provided by
         financing activities....       --      25,760      15,633      69,489
                                  ---------  ---------   ---------   ---------
        NET INCREASE (DECREASE)
         IN CASH.................               30,390       3,952     (30,390)
Cash at beginning of period......                                       30,390
                                  ---------  ---------   ---------   ---------
Cash at end of period............ $     --   $  30,390   $   3,952   $     --
                                  =========  =========   =========   =========

See Note H for supplementary cash flow information.

   The accompanying notes are an integral part of these financial statements.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)

NOTE A--BUSINESS, DESCRIPTION AND HISTORY OF COMPANY

 1. Business

   Total Entertainment Inc., formerly known as Kit Farms Inc. (the "Company"), incorporated in the state of Indiana, has three wholly-owned subsidiaries, Intercapital Global Fund Ltd. ("Intercapital Global"), an Antiguan company, Intercapital Canada Ltd. ("Intercapital Canada"), incorporated in the Province of Quebec, and Total Entertainment (Delaware) Inc., an inactive Delaware company.

   The Company offers software-based games of chance and sports wagering facilities on a worldwide basis through the Internet located at www.theonlinecasino.com, www.slotsvegas.com, www.bingoonthenet.com, as well as three Asian-oriented sites.

   Intercapital Global, the operating company, owns a gaming license issued by the Government of Honduras and several Internet web sites. It utilizes software for the gaming and sportsbook operations under license from Atlantic Entertainment International Inc. ("Atlantic"), an independent software developer. Intercapital Global accepts wagers via the Internet through an E-commerce credit card processing agreement with MPACT Immedia Transaction Services Ltd. ("MPACT").

   Intercapital Canada provides Intercapital Global with technical and customer support and administrative services.

   From the incorporation date of Mint Energy Corporation, a Delaware company, and its subsidiaries ("Mint Energy"), September 17, 1996, through August 31, 1998, the Company was in the development stage. The Company launched its www.theonlinecasino.com web site on September 1, 1998. There are significant legislative risks and uncertainties regarding on-line gaming operations (see Note D). The Company is developing plans to enter other internet-related business opportunities, such as e-tailing and advertising arrangements.

 2. History

   Kit Farms was incorporated on April 22, 1993 and was engaged in the pet food business until 1995, when the remaining assets and liabilities were liquidated. From that date to January 28, 1998, Kit Farms was an inactive public company trading on the Nasdaq over-the-counter bulletin board market ("bulletin boards").

   From 1996 through 1998, Mint Energy had spent several years exploring the possibilities of and developing software for a gaming and wagering operation accessible through the Internet. Mint Energy had two subsidiaries, Online Casino, Inc. and Online Software, Inc. These entities had developed a methodology for on-line gaming and investigated developing certain software gaming products, from 1996 through the date of merger. These entities had no revenues or employees during this period. Funds used by Mint Energy and subsidiaries to conduct these activities and develop the business were received as advances which are reflected as capital contributions from Sandy J. Masselli, Jr., Chairman of the Board and other shareholders of Mint Energy. At the time of the merger, the shareholders of Mint and Intercapital Global were identical (the "Beneficial Owners") (see Notes C-1 and E-2).

   On January 28, 1998, and as amended, Kit Farms Inc. ("Kit Farms") merged with Mint Energy including its subsidiaries, and the beneficial owners of Intercapital Global contributed their share of Intercapital Global to Kit Farms. The beneficial owners received approximately 104.8 million shares of Kit Farms, which were valued by the parties to the transaction at approximately $2 million (based upon a negotiated market value of the thinly traded shares of Kit Farms on the "bulletin boards" of approximately $.02 per share). The previously existing shareholders of Kit Farms retained approximately 7.4 million of the outstanding shares, and the

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)

principals of Kit Farms received an additional 537,208 shares as consideration to complete the transaction (see Note C). The acquisition resulted in the owners and management of Mint Energy having effective control of the combined entity.

   Kit Farms changed its name to Total Entertainment Inc. on February 19, 1998.

   Under generally accepted accounting principles, the acquisition is considered to be a capital transaction in substance, rather than a business combination. That is, the acquisition is equivalent to the issuance of stock by Mint Energy for the net monetary assets of Kit Farms, accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse takeover accounting, the post-reverse-acquisition comparative historical financial statements of the "legal acquirer" (Kit Farms) are those of the "accounting acquirer" (Mint Energy).

   Accordingly, the financial statements of the Company as of December 31, 1997, and for the year then ended, are the historical financial statements of Mint Energy for the same period. Earnings per share ("EPS") calculations reflect the Company's change in capital structure for all periods presented. The basic structure and terms of the acquisition and related events, all of which are deemed to have occurred simultaneously on January 28, 1998, together with the applicable accounting effects, were as follows:

  . Kit Farms acquired all of the outstanding common shares of Mint Energy, including its subsidiaries, and the Beneficial Owners of Intercapital Global contributed their shares of Intercapital Global to Kit Farms in exchange for 104.8 million shares of Kit Farms. Intercapital Global became a wholly-owned subsidiary of Kit Farms. The common stock exchanged, in addition to the existing Kit Farms shares outstanding, collectively resulted in the recapitalization of the Company.

  . The officers and directors of Kit Farms resigned and were replaced by Mint Energy representatives.

  . The Beneficial Owners returned 57 million shares to the Company in exchange for options to acquire 57 million shares of the Company's common stock at $.1875 per share (the "Global options"). Intercapital Global transferred the Global options to Intercapital Asset Management Limited. The remaining 47.8 million shares of Kit Farms, and the Global options, were distributed to the Beneficial Owners.

  . Costs associated with the transaction were expensed.

  . Kit Farms changed its name to Total Entertainment, Inc.

   Intercapital Global was organized in 1993 by Mr. Maselli as an offshore private investment fund, which from time to time, conducted certain investment activities not related to the casino business for the benefit of the Beneficial Owners. At the time of the merger, Mr. Maselli had voting and investment control over all of Intercapital Global's assets and control over all outstanding shares of capital stock issued by Intercapital Global. Intercapital Global became a wholly-owned subsidiary of the Company when its Beneficial Owners contributed their shares to Kit Farms as part of the merger. At the time of the transfer of ownership, Intercapital Global held no assets or liabilities other than the gaming license.

 3. Liquidity

   The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has incurred a loss since inception. At December 31, 1998, the Company has a working capital deficiency of

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
   (Information with respect to the nine months ended September 30, 1999 is unaudited.)

approximately $210,000, and a deficit in stockholders' equity of approximately $108,000. There are also significant legislative risks and uncertainties regarding on-line casino operations. In addition the Company is involved in litigation described in Note D-3. Although the Company's management believes it has meritorious defenses there can be no assurance that the Company will prevail. If the Company does not prevail, it may have a material adverse effect on the financial condition of the Company. The Company's plans with respect to this situation include the following:

  a. Obtain $150,000 in cash and payment of $350,000 of obligations to vendors on the Company's behalf, from Summerhill Gaming Limited ("SGL") from the sale of a 50% profit or loss interest in the www.slotsvegas.com website (see Note G).

  b. Obtain advances from affiliated companies, officers or other sources, as necessary, to fund operating expenses.

  c. Defer officers' salaries until such time the Board of Directors determines it is appropriate to commence payment. (See Note E-1.)

  d. Obtain noninterest-bearing advances from SGL pursuant to a loan agreement of up to $500,000, to fund operating expenses (see Note G).

   Expenditures made in the first three quarters of 1999 for software licenses, hardware, marketing, web-design and new website launch were made from the above-referenced sources. During the fourth quarter of 1999, management does not expect to have any significant nonrecurring or capital expenditures, and plans to have adequate liquidity from operations including the fall football wagering season (which Management believes is the Company's most profitable product offering).

   In view of the matters described in the previous paragraphs, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which, in turn, are dependent upon the Company's ability to meet its financing requirements on a continuous basis, to maintain present financing, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE B--ACCOUNTING POLICIES

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

 1. Principles of Consolidation

   These consolidated financial statements include the accounts of the Company and its subsidiaries and reflect the operations of Mint Energy and affiliates from their inception on September 17, 1996. All significant intercompany accounts and transactions have been eliminated.

 2. Fixed Assets

   Computers are stated at cost and are depreciated over their estimated useful lives of three to five years.

 3. Foreign Currency Translation

   The assets and liabilities of the Company's foreign operations are translated at the exchange rates prevailing at year-end and income and expenses are translated at the average exchange rate for the year.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)

Balance sheet gains and losses arising from translation are reflected as a component of stockholders' equity within retained earnings. Translation gains or losses, for the periods presented, have been included in the results of operations and are not material.

 4. Earnings (Loss) Per Share

   Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing the loss for the period by the weighted average number of common shares adjusted for the dilutive effect of any potential common shares issuable during the period. Since the Company had losses during the periods presented, stock options outstanding are not included in the diluted earnings (loss) per share calculation, as the effect would be antidilutive. The amount of options not considered in the earnings (loss) per share calculation because their effect was antidilutive was 69,250,000 for the nine months ended September 30, 1999 and the year ended December 31, 1998, and -0- for the year ended December 31, 1997.

 5. Income Taxes

   Total Entertainment is responsible for filing a United States Federal income tax return, while Intercapital Canada is responsible for filing a Canadian tax return. Intercapital Global does not expect to file a United States corporate income tax return. Intercapital Global is not required to file an Antiguan tax return since it is an International Business Corporation. (See Note D-6.)

 6. Concentration of Credit or Market Risk

   Statement of Financial Accounting Standards No. 105 ("SFAS No. 105") requires the disclosure of significant concentration of credit or market risk, regardless of the degree of such risk. Financial instruments, as defined by SFAS No. 105, which potentially subject the Company and its subsidiaries to concentrations of risk, consist principally of cash and accounts receivable.

 7. Use of Estimates

   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

 8. Valuation of Long-Lived Assets

   The Company has adopted Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The statement requires that the Company recognize and measure impairment losses of long-lived assets and certain identifiable intangibles and value long-lived assets to be disposed of.

 9. Research and Development

   Costs associated with research and development, principally relating to website development and e-commerce development are expensed as incurred. Such costs also include expenditures for developing a methodology for on-line gaming and investigating the development of certain software gaming products.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)


 10. Advertising

   Costs associated with advertising are expensed as incurred, and amounted to $24,000 and $0 for the years ended December 31, 1998 and 1997, respectively.

 11. Segment and Related Information

   The Company operates as one segment, internet-based gaming, and follows the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The total assets of the Company held in Canada and Antigua at December 31, 1998 are $17,000 and $150,000, respectively.

   Customers who log on to the Company's websites are located in countries throughout the world. It is impractical for the Company to determine the revenues generated from any one geographic location.

 12. Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

 13. Revenue Recognition

   Gaming revenues are recognized when the sporting event or game of chance has been completed. Credit card deposits held by the Company for individual customers are recorded as customer account deposits until earned by the Company or returned to the customer. Gaming revenues are presented on a net basis (i.e., net of customer winnings).

 14. Deferred Licensing Fees

   Deferred licensing fees are prepaid costs to acquire a software license, which are amortized over the four-year term of the license agreement. The portion which will be amortized over the next twelve months is recorded as a current asset.

   Royalty payments, based upon a percentage of winnings, are expensed as incurred.

 15. Deferred Income

   At September 30, 1999, the Company recorded $500,000 as deferred income, resulting from its agreement with Summerhill Gaming Limited ("SGL") (see Note
G). The agreement with SGL in substance represents the sale of future income and is accounted for as deferred revenue in accordance with Emerging Issues Task Force issue number 88-18. The amount amortized, as a reduction of expense, will be calculated by computing the ratio of the amounts paid to SGL to management's estimate of total payments expected to be made to SGL over four years (which is management's estimate of the expected life of the website) following the launch of the website, www.slotsvegas.com. At such time, if ever, that the deferred revenue balance is fully amortized, any payments to SGL will be charged in full to current earnings.

   SGL will pay the Company 50% of net losses of the slotsvegas site; accordingly, any future amounts received by the Company will be recorded as a reduction of the slotsvegas site's operating expenses.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)


 16. Interim Financial Statements

   The accompanying consolidated balance sheet as of September 30, 1999, and the consolidated statements of operations for the nine months ended September 30, 1999 and 1998, stockholders' equity for the nine months ended September 30, 1999, and cash flows for the nine months ended September 30, 1999 and 1998, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position as of September 30, 1999, results of operations and cash flows as of and for the nine months ended September 30, 1999 and 1998. The financial data and other information disclosed in these notes to the financial statements related to these periods are unaudited. The results for the nine months ended September 30, 1999 and 1998 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

NOTE C--CAPITAL STOCK AND STOCK OPTIONS

 1. Common Stock Transactions

   The Company has 200,000,000 common shares authorized at $.001 par value.

   At the time of the Kit Farms merger, it had been purported that 7.37 million shares of Kit Farms were outstanding. Subsequent to the merger, the Company was informed that there may be additional shares outstanding, which were subsequently cancelled by the Company. This matter is currently under arbitration (see Note D-3). Notwithstanding the arbitration issue, the existing stockholders of Kit Farms were to continue to hold the 7.37 million shares of the common stock of the merged entity. Intercapital Global, in its role as agent for the Beneficial Owners, received 104.8 million shares of common stock of Kit Farms, with an aggregate value of approximately $2 million pursuant to merger of Mint Energy into Kit Farms, and the contribution, by the Beneficial Owners, of their shares of Intercapital Global. The aggregate value was determined through negotiations among the Boards of Directors of Kit Farms and Mint Energy, in the absence of reliable quoted market prices on the "bulletin boards."

   In February 1998, the Beneficial Owners voluntarily returned to treasury 57 million shares. The shares were subsequently cancelled by the Company. On February 3, 1998, the Company granted an option (the "Global Option"), to replace the returned shares, to acquire 57 million shares at $.1875 per share, exercisable at any time through February 3, 2006, to Intercapital Global, in its role as agent for the Beneficial Owners. Intercapital Global subsequently transferred the option to Intercapital Asset Management Limited, an investment management company controlled by Mr. Masselli, which has the same beneficial owners as Mint Energy and Intercapital Global.

   Intercapital Global, in its role as agent for the Beneficial Owners subsequently distributed 47.8 million shares of common stock it received to its Beneficial Owners, which, together with the Global Option were consideration received for the merger.

   In June 1998, the Company issued an additional 537,000 shares to the former principal shareholders and directors of Kit Farms to facilitate the merger.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)


 2. Stock Options

   The Company does not have a formal stock option plan; however, the Company has issued stock options under letter agreements to certain individuals. The options granted had an exercise price at least equal to the fair value of the Company's stock, and expire after eight years. The options granted vest immediately.

   As permitted by SFAS No. 123, the Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," method of determining compensation cost. Under APB No. 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized for options issued to employees or Directors.

   Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employees' stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                December 31,
                                                                    1998
                                                             -------------------
     Risk-free interest rate................................          6%
     Volatility factor......................................        129%
     Expected life of options............................... 5 years and 8 years

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vested restrictions and are fully transferable. In addition, the option valuation model requires the input of highly subjective assumptions. Because the Company's changes in the subjective input assumptions (such as the volatility factor of thinly traded stock) can materially affect the fair value estimate, in management's opinion, the existing methods do not necessarily provide a reliable single measure of the fair value of its employees' stock options.

   Had the Company determined compensation cost for this plan in accordance with SFAS No. 123, the Company's pro forma net loss attributable to common stock holders and pro forma basic and diluted loss per common share would have been as follows:

                                                                    Year ended
                                                                   December 31,
                                                                       1998
                                                                   ------------
     Pro forma net loss........................................... $(2,592,986)
     Pro forma basic and diluted loss per common share............ $      (.05)

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
   (Information with respect to the nine months ended September 30, 1999 is unaudited.)


   A summary of the Company's employee and director stock option activity and related information for the years ended December 31, 1998 and 1997, and the nine months ended September 30, 1999, follows:

                                                    Exercise      Weighted-
                                                      price        average
                                        Options     per share   exercise price
                                       ---------- ------------- --------------
   Balance, January 1, 1997...........        --  $         --      $ --
   Granted............................        --            --        --
                                       ---------- -------------     -----
   Balance, December 31, 1997.........        --            --        --
   Granted............................ 12,250,000 $.15 - $.1875      .179
                                       ---------- -------------     -----
   Balance, December 31, 1998......... 12,250,000 $.15 - $.1875      .179
                                       ---------- -------------     -----
   Granted............................        --            --        --
                                       ---------- -------------     -----
   Balance, September 30, 1999
    (unaudited)....................... 12,250,000 $.15 - $.1875     $.179
                                       ==========                   =====

   The weighted-average fair values of options granted were $.16 for the year ended December 31, 1998.

   The following table summarizes information about the shares outstanding and exercisable for options, including the option held by Intercapital Asset Management Limited, at December 31, 1998.

                                     Weighted-
                                      average          Weighted-
     Range of                        remaining          average
     Exercise       Number        contractual life     exercise        Number
      Prices      outstanding         in years           price       exercisable
     --------     -----------     ----------------     ---------     -----------
      $.1875      66,500,000            7.1             $.1875       66,500,000
       .15         2,750,000            7.75             .15          2,750,000

NOTE D--COMMITMENTS AND CONTINGENCIES

 1. Legislative Risks and Uncertainties

   The Company and its subsidiaries are subject to applicable laws in the jurisdictions in which they operate or offer services. While some jurisdictions have attempted to restrict or prohibit Internet gaming, other jurisdictions, such as several Caribbean countries, Australia and certain Native American territories, have taken the position that Internet gaming is legal and/or have adopted, or are in the process of reviewing, legislation to regulate Internet gaming in such jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. Furthermore, it may be difficult to identify or differentiate gaming-related transactions from other Internet activities and link those transmissions to specific users, in turn making enforcement of legislation aimed at restricting Internet gaming activities difficult. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

 Pending United States Legislation and Other Existing Laws

   Governments in the United States or other jurisdictions may in the future adopt legislation that restricts or prohibits Internet gambling. After previous similar bills failed to pass in 1998, on March 23, 1999, Senator Jon Kyl of the United States Senate introduced a revised bill intended to prohibit and criminalize Internet gambling.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)

On November 19, 1999, this bill was passed by the Senate. There can be no assurance as to whether the Kyl bill or any similar bill will become law.

   In addition, existing U.S. Federal statutes and state laws could be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk that government authorities may view the Company as having violated such statutes or laws, notwithstanding the Company's gaming licenses issued to Intercapital Global by the governments of Honduras and the Bahamas (Pending). Several State Attorney Generals and court decisions have upheld the applicability of state antigambling laws to Internet casino companies.

   Accordingly, there is a risk that criminal or civil proceedings could be initiated in the United States or other jurisdictions against the Company and/or its employees, and such proceedings could involve substantial litigation expenses, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against the Company and/or its employees. Such proceedings could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

   In addition, as electronic commerce further develops, it may generally be subject to government regulation. Current laws which predate or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronics commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

   The Company intends to minimize the potential legal risks by continuing to conduct its Internet business from offshore locations that permit online gaming and by increasing its marketing efforts in Asia and other foreign jurisdictions.

 2. Operating Leases

   At December 31, 1998, the Company conducted a portion of its operations in leased facilities under operating leases expiring at various dates through July 31, 1999. The Company signed a lease for additional office premises in June 1999 for a period of five years ending July 31, 2004 for a minimum annual rent of $31,000 plus operating costs. The Company also entered into a computer lease in August 1999. Certain of the leases contain escalation clauses for payments of expenses over base rent. The approximate minimum annual rental commitments under these operating leases currently in effect at December 31, 1998 are as follows:

   Year ending December 31,
     1999............................................................. $ 91,000
     2000.............................................................   53,000
     2001.............................................................   28,000
     2002.............................................................   27,000
     2003.............................................................   24,000
     Thereafter.......................................................   21,000
                                                                       --------
     Total minimum payments........................................... $244,000
                                                                       ========

   Rent expense for the years ended December 31, 1998 and December 31, 1997 was approximately $33,000 and $55,000, respectively.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)


 3. Litigation

   On October 11, 1999, the Company filed a demand for arbitration (the "Statement of Claim") with the American Arbitration Association in Chicago, Illinois (the "AAA Action") against Robert W. Knoblock, Carole Knoblock and Jille Knoblock (collectively, the "Respondents"), the officers, directors and/or principal shareholders of Kit, predecessor to the Company. Specifically, the Company and another claimant (the "Claimants") allege that in connection with the January 1998 Merger between Kit and Mint, the Respondents breached certain representations and warranties they made in connection with the outstanding number of shares and/or fraudulently misrepresented the outstanding number of shares of Kit. The Claimants are seeking damages of $2,700,000 plus interest, costs and attorney fees.

   On November 15, 1999, the Respondents filed an answer and motion to dismiss the Statement of Claim and have asserted various defenses in connection therewith. Related to their defense of the AAA Action, on December 8, 1999, the Respondents filed a separate action against the Claimants in the Porter Superior Court in Indiana ( the "State Court Action"). In the State Court Action, the Respondents are seeking damages in excess of $5.5 million arising from the Company's refusal to remove restrictive legends on certain Company common stock certificates held by the Respondents. The Company believes the claims asserted in the State Court Action are subject to the mandatory arbitration provisions in the Merger Agreement and, therefore, intends to seek dismissal of the State Court Action on that basis. In any event, the Company intends to vigorously defend itself and believes it has a number of valid defenses to the Respondents' claims, whether such claims are asserted in the AAA Action or the State Court Action.

   On May 4, 1999, Intersphere Communications Ltd. ("Intersphere"), a former software vendor of the Company, brought an action against Intercapital Global and certain of its officers in the Superior Court of Montreal for alleged unpaid royalties of $152,780 Cdn (approximately $100,000 US) in connection with the licensing agreement between Intercapital Global and Intersphere, and for various alleged copyright infringements involving alleged damages of $30,000 Cdn (approximately $20,000 US). The claim for unpaid royalties against Intercapital Global has been referred to arbitration. The Company has been advised by its Canadian counsel that this suit lacks merit and should be of insignificant consequence to the Company.

   The Company and its subsidiaries are a party to various claims and litigation arising in the normal course of conducting its business. The Company believes that these matters, taken individually, or in the aggregate, would not have a material adverse impact on the Company's financial position or results of operations.

 4. Uncertainty Due to the Year 2000 Issue

   The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

   The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, may impact operations and financial reporting systems failure which could affect an entity's ability to conduct normal business operations. Management of the Company believes that internal software and hardware systems will function properly with respect to dates in the year 2000 and thereafter. However, the Company may experience unanticipated negative consequences from year 2000 problems, including material costs, caused by undetected errors or defects in the technology used in internal systems. The Company does not have a contingency plan.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)


   If the Company's suppliers, vendors or customers experience any year 2000 problems it could affect the revenues of its websites. The Company expects that it could find replacement vendors or suppliers who are year 2000 compliant without significant delay or expense. However, if substantially all of the Company's suppliers and vendors prove not to be year 2000 compliant and if difficulties are experienced in finding replacement suppliers and vendors, then the Company's business could be materially impacted. If the Company's customers, suppliers and vendors experience year 2000 problems, it could result in an interruption in, or a failure of, certain normal business activities or operations. The Company could also be required to incur substantial expenditures in order to adapt services to changing technologies or to new protocols as a result of any realized year 2000-related programming errors.

 5. Gaming Software Contracts

   On April 9, 1999, the Company signed two agreements with Atlantic granting it the right to use new casino and sportsbook gaming software for a four-year period ended April 9, 2003. The terms of the agreement call for the payment of a total of $247,500 upon signing (which amount has been paid) and an obligation to pay the licensor a royalty of 7% of the Company's gaming revenue.

   On June 23, 1999, the Company signed two additional agreements with Atlantic for the rights to two more games for a four-year period ended June 23, 2003. Under the terms of this agreement, the Company paid $102,500 upon signing and must pay a royalty of 5% and 7%, respectively of the Company's gaming revenue.

   The payments made upon signing are recorded as deferred licensing fees and expensed over 48 months.

   The Company also signed an agreement with Atlantic for support and maintenance of the licensed software for an initial period of one year ending June 30, 2000, a cost of $5,000 per month, subject to adjustments.

   Such agreements may be terminated by the vendor upon 30 days' notice, or the software may become obsolete and outdated, which could have a material adverse effect on the Company.

 6. Income Tax Returns

   Through December 31, 1998, Total Entertainment, its subsidiaries and its predecessor companies including Kit Farms, had not filed all required income tax returns or other tax returns or reports required by Federal, State, Local or other jurisdictions. The Company will investigate and consult with appropriate authorities shortly to establish a plan to become compliant. For substantially all periods, these entities had not generated any taxable profits; therefore, management believes the amount of taxes due including any potential penalties and interest for past periods is not considered significant.

 7. Credit Card Processing Contract

   In August 1998, the Company entered into an agreement with MPACT, whereby MPACT performs various credit card approval and processing services for the online casino operations. MPACT receives a fees equal to 7%, subsequently reduced to 5.75% in 1999, of all approved and settled credit card transactions, subject to a minimum of $2,000 per month. The agreement is terminable by the Company with 15 days' notice to MPACT.

   MPACT holds a security deposit of $25,000 from the Company, and has a personal guaranty of Mr. Masselli.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)


NOTE E--RELATED PARTY TRANSACTIONS

   Mr. Maselli had, and continues to have, effective control of Mint Energy and affiliates, Intercapital Global and Intercapital Asset Management Limited.

 1. Deferred Compensation

   During 1998, the officers of the Company did not receive any cash compensation for their services. Such amounts totalled approximately $200,000 and are being deferred by the Company until such time as determined by relevant Officer. The deferred salaries shall be paid to such persons in cash or stock of the Company at such future time as each person may elect by written notice to the Company. The Company deferred an additional $255,000 of officers' salaries through September 30, 1999 and anticipates deferring a substantial portion of the officers' salaries throughout the remainder of the year.

 2. Expenses Incurred by Mint Energy and subsidiaries

   From 1996 to 1998, the Company's expenses included approximately $65,000 paid to entities controlled by officers of the Company, principally for computer programming services. During this period, the Company also received advances reflected as capital contributions in the amount of $2 million from its Beneficial Owners for expenses relating to the research and development of the online casino gaming business and related software.

 3. Advances From Officers and Directors

   From time to time, officers and directors of the Company have directly paid certain Company expenses. Such transactions have been recorded as due to officers, and do not bear interest. There are no scheduled terms of repayment of such amounts.

NOTE F--INCOME TAXES

   Upon filing income tax returns (see Note D-6), the Company could have net operating losses of approximately $2 million at December 31, 1998, which could be available to offset future United States taxable income. However, net operating losses and other deferred expenses generated in years for which no income tax returns have been filed, or are not accepted by the Internal Revenue Service, may not be available. Deferred tax benefits arising from these net operating loss carryforwards, deferred compensation and certain accruals, if any, are fully reserved due to the uncertainty of future generation or utilization.

   Changes in ownership resulting from transactions among our stockholders and sales of common stock by us, may limit annual realization of the tax net operating loss carry forwards that could become available under Section 382 of the Internal Revenue Code of 1986.

NOTE G--SUBSEQUENT EVENTS

   On May 5, 1999, the Company entered into an agreement with Summerhill Gaming Limited ("SGL") for a 50% interest in the Company's www.slotsvegas.com website. The agreement does not specify a fixed period and remains in effect as long as the site is in operation. In consideration for this interest, SGL paid $150,000 in cash to the Company and paid $350,000 of obligations to vendors on behalf of the Company, the total of which was recorded as deferred income (see Note B-
15). Such amounts are non-refundable.

                   TOTAL ENTERTAINMENT INC. AND SUBSIDIARIES

                               December 31, 1998
    (Information with respect to the nine months ended September 30, 1999 is unaudited.)


   The agreement requires the Company to pay SGL 50% of the net profits derived from the Slotsvegas site, which commenced operations in July 1999, on a monthly or other interim basis, as agreed to by the Company and SGL. To the extent that the slotsvegas site incurs net losses, SGL will pay the Company 50% of such amounts. Through September 30, 1999, the net profits from the Slotsvegas site was insignificant.

   As part of the agreement, SGL agreed to make short-term loans up to $500,000 to the Company for liquidity purposes. The loans bear interest at 7% per annum, require interest payments on a monthly basis, and payment of the entire principal balance three years from the date of issuance. Through September 30, 1999, SGL loaned the Company approximately $260,000. The loans were made in the form of direct payments of obligations to vendors on behalf of the Company and cash advances of $80,000.

NOTE H--SUPPLEMENTARY CASH FLOW INFORMATION

   1. In 1998 and 1997, directors and stockholders made advances reflected as capital contributions to the Company by paying certain expenses and liabilities and acquired assets on behalf of the Company as follows:

                                                               1998     1997
                                                             -------- --------
     Software licensing fees................................ $100,000 $    --
                                                             ======== ========
     Computer equipment..................................... $ 80,032 $    --
                                                             ======== ========
     Accounts payable....................................... $145,000 $    --
                                                             ======== ========
     Development, selling, general and administrative
      expenses.............................................. $172,876 $314,880
                                                             ======== ========

   2. In the nine months ended September 30, 1999, SGL paid approximately $529,000 of the Company's obligations to certain of its vendors (see Note G) as follows:

     Software licensing fees.......................................... $350,000
                                                                       ========
     Software maintenance............................................. $ 27,500
                                                                       ========
     Computer equipment............................................... $100,553
                                                                       ========
     Selling, general and administrative expenses..................... $ 51,700
                                                                       ========

                                    PART III

Item 1. Index To Exhibits

     Exhibit No. Description of Exhibit
     ----------- ----------------------
         2.1     Certificate of Incorporation and amendments
         2.2     Bylaws
         6.1     Merger Agreement dated November 17, 1997 entered into between
                 Mint Energy Corporation and Kit Farms Inc., as amended by the
                 First Amendment thereto dated January 15, 1998, and Plan of
                 Merger/Exchange dated January 23, 1998
         6.2     License Agreements dated April 9, 1999 and June 23, 1999
                 between Intercapital Global Fund, Ltd. and Atlantic
                 International Entertainment, Ltd., and related Software
                 Support Maintenance Agreements
         6.3     Amended and Restated Purchase Agreement dated May 5, 1999
                 between Intercapital Global Fund, Ltd. and Summerhill Gaming
                 Limited
         6.4     Agreement dated August 18, 1998 between Intercapital Global
                 Fund, Ltd. and MPACT Immedia Transaction Services Ltd.
         6.5     Equipment Lease Agreement dated August 18, 1999 between Total
                 Entertainment Canada, Ltd. (formerly Intercapital Canada Ltd.)
                 and Dell Financial Services Canada Limited
         6.6     Lease Agreement dated June 22, 1999 between Marine Properties
                 Ltd., as Landlord, and Total Entertainment Canada, Ltd.
                 (formerly Intercapital Canada Ltd.), as Tenant
         6.7     Lease Agreement dated July 30, 1999 between Devonshire House,
                 Ltd., as Landlord, and Intercapital Global Fund, Ltd., as
                 Tenant
         6.8     Revolving Credit Note dated May 5, 1999 payable to Summerhill
                 Gaming Limited

                                   SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Total Entertainment Inc.

Date: December 14, 1999
                                         By:   /s/ Sandy J. Masselli, Jr.
                                             ----------------------------------

                                                 Name: Sandy J. Masselli, Jr.
                                                 Title: Chief Executive
                                                  Officer